DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

March 11, 2025

VIA EDGAR

John Kernan
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
Re:	Starboard Investment Trust (the “Trust”); File Nos. 333-159484 and 811-22298
Dear Mr. Kernan:
On February 10, 2025, you provided comments by telephone to Tanya Boyle to the annual report for the period ended August 31, 2024 of the Roumell Opportunistic Value Fund, a series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized DLA Piper LLP to make on behalf of the Trust.
Comment 1. With respect to the Fund’s investment in Stream-IT App, Inc., please provide details of the disposition of the fund’s affiliated investment in the security, which was fair valued at cost at $4.175 million at 8/31/23 as it appears to have been fully written off before the end of the fiscal year end. Please explain why the losses incurred on the Fund’s investment were not addressed as a significant detractor to Fund performance in the MDFP as required by Item 27A(d)(1) of Form N-1A. Rule 2a-5 sets forth certain required functions that must be performed to determine the fair value of the Fund’s investments, including the periodic assessment of valuation risks and testing of fair valuation methodologies for appropriateness and accuracy. In correspondence, please describe the nature and frequency of testing, including back-testing, techniques to fair value private investments, and please describe any other due diligence undertaken by the valuation designee, audit committee, and the full board to assure itself of the efficacy and accuracy of these valuation techniques and to comply with the requirements of Rule 2a-5.
Response. The value of Stream-IT App, Inc. was reduced to $2,974,356 on December 22, 2023, reduced to $1,285,796 on February 22, 2024 and reduced to $0 on June 10, 2024. The Fund has liquidated as of December 2, 2024, so the adviser is not available to explain why the losses incurred on the Fund’s investment were not addressed as a significant detractor to Fund performance in the MDFP that was prepared by the adviser. The Board required that the Valuation Designee value the private securities at least quarterly and engage an independent third-party pricing firm to assist in the valuation at least semi-annually. The Valuation Designee utilized an independent third-party pricing firm to assist with the valuation of the private securities on a quarterly basis. The valuation of Stream-IT App, Inc. for the fiscal year ended August 31, 2023 included valuation by the independent third party pricing firm. Testing of the valuation was performed quarterly as part of the valuation review.  The Valuation Designee, with the assistance of the independent third party pricing firm, considered the use of different valuation methodologies available for the private securities and assessed the continued appropriateness of the methodology being used to determine fair value. The Valuation Designee also reviewed the market information available, such as additional offerings of the private securities, to confirm the appropriateness of the valuation methodology and fair value price. The Valuation Designee continuously monitored for material data or other information that could potentially impact the valuation, which resulted in an off cycle valuation in February 2024 and the write down to $0 in June 2024.

March 11, 2025
Page Two

Comment 2. In the TSR, the Fund’s costs section, the calculation does not appear to be properly compounding the expense ratio. It appears that the costs paid disclosure in the Fund’s TSR is computed on a basis other than the average account value over the period as required by Instruction 2(a) of Item 27A(c) of Form N-1A.  Please review the calculation and confirm if the calculation is correct. If it is incorrect, please describe what controls will be implemented to comply with this rule in the future.
Response. The administrator has reported that there was an error in the calculation due to the manual entry of the number of days in the period. To correct this issue, and prevent it from recurring, the process has been automated and an additional review of the information has been implemented.
If you have any questions or comments, please contact the undersigned at 404-736-7863.  Thank you in advance for your consideration.
Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle